May 16, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Cancer Genetics, Inc.
Registration Statement on Form S-1
File No. 333-178836

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as representatives of the underwriters, hereby join with Cancer Genetics, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 17, 2012 at 2:00 p.m., Eastern Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 7, 2012

(ii)	Approximate dates of distribution: May 8, 2012 – to date

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: 604

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Signature Page Follows.

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

As Representative

By:	/s/ Art Simon
Name: Art Simon
Title: Managing Director, Legal